May 31, 2012

Via EDGAR
Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:     CoreLogic, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010, Filed on
March 14, 2011
Form 8-K filed on May 5, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011, Filed on
November 4, 2011
File No. 001-13585

Dear Mr. Krikorian:

Thank you for your letter dated May 31, 2012 addressed to CoreLogic, Inc. (“we”, “CoreLogic” or the “Company”) setting forth one additional comment of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above, and in response to CoreLogic's letter to the Staff dated May 4, 2012.

To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter, which are reproduced in italics below. Our response follows the comment.

Form 10-K/A for the Fiscal Year ended December 31, 2011
Notes to the Consolidated Financial Statements
Note 2 - Significant Accounting Policies
External Cost of Revenues, page 16

1.
We note your expanded disclosures in response to prior comment 4. Please supplementally confirm to the staff that your 2012 Form 10-K will comply fully with Rule 5-03 of Regulation S-X for all periods presented therein.

Company response:
We hereby confirm to the Staff that our 2012 Form 10-K will fully comply with Rule 5-03 of Regulation S-X for all periods presented therein.
***

We acknowledge that:

-	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

-	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience.
If there is anything we can do to facilitate your review, please do not hesitate to contact Terry Theologides, General Counsel (714-250-7662).

Very truly yours,

CORELOGIC, INC.

By:	/s/ Frank D. Martell
Name: Frank D. Martell
Title: Chief Financial Officer